Enabling NextGen Smart Cards for Payments & Card-based Applications Quarterly Presentation for Q2 2022 August 2022 Oslo Børs: IDEX Nasdaq: IDBA Copyright © 2022 IDEX Biometrics ASA Exhibit 99.4

Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation. Copyright © 2021 IDEX Biometrics Copyright © 2022 IDEX Biometrics ASA

IDEX Biometrics – The Next Generation of Payments Capturing a Market Inflection Point Superior Biometric Performance Disruptive System Costs Multi-billion Market Opportunity $$ Copyright © 2022 IDEX Biometrics ASA

The Case for Card-based Fingerprint Authentication Fraud mitigation: Secure, high-value contactless transactions Fraud Security Card Economics User Experience Challenges Identity protection: Encrypted biometric data; stored only on the card Ease of use: Simple, low-cost enrolment Seamless user experience Economic benefits: New customer acquisition “Top of Wallet” effect Direct Monetization Copyright © 2022 IDEX Biometrics ASA

The Opportunity Copyright © 2022 IDEX Biometrics ASA

Rapid Scaling of Biometric Payment Cards

- **Total market: ~5 Billion smart cards per year**
  - Includes all cards with secure element
  - Addressable >3.0 billion payment smart cards per year
- **Serviceable Market: dual interface payment cards**
  - >2 billion contactless cards per year, growing at >8% CAGR
  - Biometric penetration rate is rising faster than contactless adoption
  - Forecasting 18% penetration by 2025, representing > 500 million cards
- **Multi-Billion $ SAM in payment cards alone**
- **Challenges in 2022**
  - Pandemic related chip shortages for Secure Element chips
  - Less focus on product development due to war in Ukraine
  - Getting the ball rolling


VISA

- Bank launches delayed not canceled
  - **Pandemic related chip shortages for Secure Element chips**
  - **Economic environment**
  - **War in Ukraine**

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Copyright © 2022 IDEX Biometrics ASA
IDEX

Specific customer segments are driving early adoption Affluent Tech Savvy Mass 1 2 3 4 Leverage metal biometric card for frequent and high networth customers Young pros seeking differentiation and preferring new challenger banks Corporate Clients in need of stronger security to conduct high value corporate transactions Special Needs People who struggle to maintain multiple passcodes & PINs or unable to use them

Accelerating Launch Activity



Europe

- **> Six major bank launches in 2022**
- ~100M biometric cards TAM in 2025
- Acceleration driven by challenger banks
- Preference for contactless (hygiene)

Asia-Pacific

- **Payment and Access programs**
- India, Japan, Korea, Malaysia, Vietnam
- ~120M biometric cards TAM in 2025
- Regulatory (Governmental ID) driving use cases

Latin & South America

- **Brazil & Mexico launches in pipeline**
- Crypto hard wallets
- Hygiene and security concerns
- Regulatory policies driving use case

Middle East & Africa

- **> 10 launches in pipeline**
- Fraud and convenience driving demand
- Focusing on affluent segments
- Additional ID authentication use cases

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Copyright © 2022 IDEX Biometrics

Beyond Payment – Digital Authentication One platform – many applications Sources: IDEX Protecting multiple value streams with one card! Our Biometric technology will proliferate in a suite of use cases Payment (Card present and card not present) Transit / Public transportation Government ID Healthcare ID solutions Digital Authentication Access (Physical/Logical) Digital Currency Crypto Wallets

The Opportunity Copyright © 2021 IDEX Biometrics Competitive Advantage Copyright © 2022 IDEX Biometrics ASA

Superior Technology Drives Differentiation Performance Leadership Flexible and Comprehensive Solution Disruptive Cost Disruptive Card Architecture Versatile Enrollment Options Copyright © 2022 IDEX Biometrics ASA

IDEX Enables Seamless Customer Experience

Enrolment is critical for market scaling

1. < 6 touches to enroll
2. Industry-leading anti-spoof
3. End to end transaction is ½ sec
4. Performance exceeding Visa and MasterCard requirements

Larger sensors improve user experience


IDEX TrustedBio
Competition
6 Touch enroll
13 Touch enroll for equivalent coverage

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Copyright © 2022 IDEX Biometrics
IDEX

Our Turnkey Solution Is Accelerating Investment Full solution includes proprietary COS and custom inlay Seven confirmed design wins coming to market Six additional new designs in the pipeline Combined contactless card volumes > 1.5 billion cards Top 10 card manufacturer globally; certified by VISA, Mastercard, CUP, JCB In development with one of India’s leading manufacturers for RuPay Turkey is Europe’s largest payment market, with 260M cards Smart card manufacturers in development with IDEX Turnkey Payment cards and Digital Access across SEA – TAM > 5MN cards Largest system integrator in Japan Payment cards and Digital Access cards Copyright © 2022 IDEX Biometrics ASA

Ecosystem Partners are Key to Sales Strategy Sensor/Matcher/OS Inlay/EMV modules Secure Elements Card Manufacturers Processors Personalization Banks and Issuers IDEX works jointly with partners to drive demand across the value chain IDEX and technology partners Drive design-wins with card manufactures Enable biometric card manufacturing IDEX and card manufacturing partners Drive demand with Banks and Issuers Enable personalization bureaus and processors to support biometric cards Through our partners IDEX can address greater than 70% of the payment card market Copyright © 2022 IDEX Biometrics ASA

Performance Highlight Copyright © 2022 IDEX Biometrics ASA

Design Wins for IDEX/Infineon Solution 7 new cards coming to market 1H 2022 Highlights Copyright © 2022 IDEX Biometrics ASA Bank Launches 3 commercial launches >10 launches planned for ‘22 Certified Biometric Cards 3 cards in production

Q2 2022 Financial Summary Revenue trends remain positive Continued growth in payments Sustained shipments for digital authentication Margins Anticipated lower margins for early payment customers Price increases from supply chain Expenses Cost of materials rose during the quarter Cost reduction measures initiated during Q2 Cash balance $16.3 million as of June 30 Commercial engagement pipeline New card makers: 7 Banks: >150, Payment schemes: 5 Processors: 28 Copyright © 2022 IDEX Biometrics ASA Summary Profit & Loss ($ 000) Q2 2022 Q1 2022 Q4 2021 Q3 2021 Q2 2021 Product 1 005 989 787 731 696 Services 103 - - 1 1 Total Revenue $ 1 108 $ 989 $ 787 $ 732 $ 697 Cost of Materials 1 034 676 430 300 304 Compensation and benefits 4 776 4 978 6 280 5 044 4 682 Research and development 958 1,029 532 659 881 Other operating expenses 2 314 1 938 2 142 1 729 1 763 Depreciation and amortization 334 369 428 460 460 Total operating expenses 9 416 8 990 9 812 8 192 8 090 Loss from operations $ (8 155) $ (8 001) $ (9 025) $ (7 460) $ (7 393)

Strong Operating Leverage in Long-term Model Target Operating Model at Scale: Scalable fabless semiconductor model Long-term goal of 50%+ gross margins Consistent with fabless model Reflects differentiation and solution cost leadership Long-term goal of 30% operating margins Scalable for sustained cash flow Concentrated customer base limits channel expenses Low CapEx and leveraged OpEx Potential for extraordinary revenue growth Expanding opportunity pipeline Rapidly increasing backlog and pending design wins Copyright © 2021 IDEX Biometrics Copyright © 2022 IDEX Biometrics ASA

Summary Copyright © 2022 IDEX Biometrics ASA

IDEX Biometrics – Differentiated and Disruptive Capturing a Market Inflection Point Superior Biometric Performance: Enabling a secure and seamless user experience at ground-breaking transaction speeds Disruptive System Costs: Unique sensor architecture enables high integration and lowest possible cost Massive Addressable Market: Payment cards, Cybersecurity / Data Access, Digital Currencies, and other adjacent markets $$ Copyright © 2022 IDEX Biometrics ASA

Thank you! Copyright © 2022 IDEX Biometrics ASA